                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) of the
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

For the fiscal year ended December 28, 2001

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

For the transition period from ___________ to ____________

Commission file number 001-08140

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                             FLEMING COMPANIES, INC.
                             1945 Lakepointe Drive
                                P.O. Box 299013
                            Lewisville, Texas 75029
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                            FINANCIAL STATEMENTS AND
                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                            FLEMING COMPANIES, INC.
                              MATCHING 401(k) PLAN

                    December 28, 2001 and December 29, 2000

                                TABLE OF CONTENTS


                                                                            Page

Report of Independent Certified Public Accountants                           3

Financial Statements

    Statements of Net Assets Available for Benefits, December 28, 2001 and
       December 29, 2000                                                      4

    Statements of Changes in Net Assets Available for Benefits, Years Ended
       December 28, 2001 and December 29, 2000                                5

    Notes to Financial Statements                                             6

Supplemental Schedule

    Schedule of Assets Held for Investment Purposes, December 28, 2001       11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Plan Sponsor and Trustee
Fleming Companies, Inc. Matching 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Fleming Companies, Inc. Matching 401(k) Plan as of December 28, 2001 and December 29, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fleming Companies, Inc. Matching 401(k) Plan as of December 28, 2001 and December 29, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






GRANT THORNTON LLP

Oklahoma City, Oklahoma
May 3, 2002

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      December 28,   December 29,
                                                          2001           2000
                                                      ------------   ------------
ASSETS
    Investments                                       $392,358,149   $443,779,990
    Receivables
       Participant contributions                           240,900        264,817
       Employer contributions                            7,162,780      7,766,633
       Accrued interest, dividends and other               217,208         30,254
                                                      ------------   ------------
                                                         7,620,888      8,061,704

    Cash                                                   152,156        204,465
                                                      ------------   ------------

                  Total assets                         400,131,193    452,046,159

LIABILITIES
    Accrued expenses                                       112,304          2,428
                                                      ------------   ------------

                  NET ASSETS AVAILABLE FOR BENEFITS   $400,018,889   $452,043,731
                                                      ============   ============

        The accompanying notes are an integral part of these statements.

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              Year ended       Year ended
                                                             December 28,     December 29,
                                                                 2001             2000
                                                             -------------    -------------
Additions
    Employer contributions                                   $   7,135,770    $   7,766,633
    Participant contributions                                   26,719,464       30,954,089
    Interest and dividend income                                10,944,412       27,461,024
    Net depreciation in fair value of investments              (36,078,262)     (59,152,978)
    Direct transfers from other plans                                   --       77,476,980
                                                             -------------    -------------

                  Total additions                                8,721,384       84,505,748

Deductions
    Benefits paid to participants, including distributions
       from a partial Plan termination                          60,548,563       54,828,123
    Administrative fees                                            197,663          138,169
                                                             -------------    -------------

                  Total deductions                              60,746,226       54,966,292
                                                             -------------    -------------

                  NET ADDITIONS (DEDUCTIONS)                   (52,024,842)      29,539,456

Net assets available for benefits at beginning of year         452,043,731      422,504,275
                                                             -------------    -------------

Net assets available for benefits at end of year             $ 400,018,889    $ 452,043,731
                                                             =============    =============


        The accompanying notes are an integral part of these statements.

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     December 28, 2001 and December 29, 2000


NOTE A - DESCRIPTION OF PLAN

    The following description of the Fleming Companies, Inc. Matching 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions. Effective December 30, 2000, the Plan sponsor amended and restated the Plan.

    The Plan, established in 1980, and amended and restated at various times, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is designed to provide retirement benefits to eligible associates of Fleming Companies, Inc. and its Subsidiaries (the "Company"). Associates are eligible to participate in the Plan after achieving three months of service and 21 years of age or participation in a prior plan.

    During 2000, Turicik Foods, Inc. 401(k) Plan, Food 4 Less Retirement Plan, ABCO Markets, Inc. 401(k) Plan, Bakers Profit Sharing Thrift Plan, University Foods 401(k) Plan and 29 Supermarkets 401(k) Plan were merged into the Plan. The Plan recognized a transfer of net assets at fair value of $77,476,980.

    During 2001, due to restructuring and implementation of a strategic plan by the Company, a partial Plan termination occurred. Transfers of Plan assets resulting from the partial Plan termination are shown as deductions in the accompanying financial statements.

    Each year, participants may make deferrals of compensation contributions in accordance with the provisions of Internal Revenue Code (the "Code") section 401(k) of at least 1% but not more than 15% of the participant's compensation subject to certain limitations. Participant deferral accounts are 100% vested. The Company will make a matching contribution equal to (1) 100% of the participant's deferrals of compensation but not to exceed the first 2% of such participant's compensation for such plan year and (2) 25% of the participant's additional deferrals of compensation on the next 4% of such participant's compensation for such plan year. A participant is 100% vested in the Company's contribution after five years of credited service.

    Separate accounts are maintained for each participant. Accounts are classified as follows:

        o Accounts attributable to Company contributions and related investment earnings.

        o Accounts attributable to contributions under section 401(k) of the Code and related investment earnings.

        o Accounts attributable to contributions by participants on an after-tax basis and related investment earnings. This account no longer receives contributions.

    Participants or beneficiaries, with certain limitations, may borrow from their vested accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established by the Company's Retirement Committee. At December 28, 2001, the interest rates ranged

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                     December 28, 2001 and December 29, 2000


NOTE A - DESCRIPTION OF PLAN - CONTINUED

    from 6.5% to 11.5%. All interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid monthly through payroll deductions.

    Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination or in the event of death or disability. The form of benefit payment is either a lump sum or periodic installment for a period of up to 15 years.

    Upon termination of a participant's employment with the Company, the nonvested portion of the Company's contribution account is used to reduce future Company contributions. At December 28, 2001, forfeited nonvested accounts totaled approximately $181,000.

    Participants may direct their contributions into 18 investment funds. Participants should refer to the information provided by Fidelity Management Trust Company for a complete description of the investment options.

    The trustee for the Plan is Fidelity Management Trust Company. The trustee also serves as custodian of the Plan's investments. The Plan provides for the appointment of, and the Company has, a committee responsible for Plan administration.

    Subsequent to December 28, 2001, the Plan provides for the following changes:

        o The Company shall make a Fleming Retirement Contribution on behalf of certain participants of the Plan, as defined by the Plan.

        o A participant will become 100% vested in the Company's matching contribution after three years of credited service.

        o The maximum deferral of participants' compensation will increase to 25%.

        o Lump-sum distributions will be the only distribution option available.

    Refer to the Plan for a more complete description of the changes in the Plan subsequent to December 28, 2001.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

    A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.     Plan Year End

    The Plan's fiscal year ends on the Friday before the last Saturday in December.

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                     December 28, 2001 and December 29, 2000


NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    2.     Investments

    Mutual funds are stated at net asset value as determined based on the closing market prices of the underlying investments held. Investments in shares of collective trust funds are valued at their estimated fair values, as determined in good faith by the trustee. Corporate common stocks are valued based upon quoted market prices. Participant loans are valued at cost which approximates fair value.

    3.     Cash

    The Plan maintains its cash in accounts which may not be federally insured. The Plan has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash.

    4.     Administrative Expenses

    Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded as administrative fees.

    5.     Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Investment securities in general are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

NOTE C - INVESTMENTS

    The Plan's investments are held by Fidelity Management Trust Company at December 28, 2001 and December 29, 2000. The following is a schedule of investments by type at:

                                               December 28, 2001  December 29, 2000
                                               -----------------  -----------------

Mutual funds                                       $349,657,849   $404,464,454
Collective trust funds                               16,371,771     14,802,482
Corporate common stock - Fleming Companies, Inc.     16,807,823     14,493,276
Participant loans                                     8,129,341      8,787,238
Other                                                 1,391,365      1,232,540
                                                   ------------   ------------

                                                   $392,358,149   $443,779,990
                                                   ============   ============

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                     December 28, 2001 and December 29, 2000


NOTE C - INVESTMENTS - CONTINUED

    The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at:

                                    December 28, 2001             December 29, 2000
                                -------------------------     -------------------------
                                  Number         Fair           Number         Fair
                                of shares        value        of shares        value
                                ----------     ----------     ----------     ----------
Fidelity Contrafund                645,165   $ 27,593,725        686,560   $ 33,758,134
Fidelity Equity-Income Fund        635,435     30,990,156        676,140     36,126,147
Janus Twenty Fund                  853,912     32,841,447        934,830     51,228,706
Fidelity Magellan Fund             956,168     99,651,872      1,008,556    120,320,695
Fidelity Puritan Fund            2,350,136     41,526,905      2,476,516     46,632,794
Fidelity Retirement Money
    Market Fund                 51,856,946     51,856,946     49,199,100     49,199,100

    During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $36,078,262 and $59,152,978, respectively.

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at:

                                           December 28, 2001   December 29, 2000
                                           -----------------   -----------------
       Net assets
           Limited partnerships                $1,391,365         $ 1,232,540
                                               ==========         ===========

                                              Year ended          Year ended
                                           December 28, 2001   December 29, 2000
                                           -----------------   -----------------
Changes in net assets
    Contributions                             $        --          $   110,844
    Interest and dividend income                       --               31,586
    Net appreciation                              236,296            1,707,481
    Distributions to participants                 (77,471)            (254,624)
    Plan transfers                                     --           (6,458,722)
                                              -----------          -----------

                                              $   158,825          $(4,863,435)
                                              ===========          ===========

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                     December 28, 2001 and December 29, 2000


NOTE E - TAX STATUS

    The Internal Revenue Service has determined and informed the Company in a letter dated November 15, 2000 that the Plan meets the requirements of
    Section 401(a) of the Code and is tax-exempt under Section 501(a) of the Code. Effective December 30, 2000, the Plan was amended and restated. The Company has not yet received a determination letter from the Internal Revenue Service for the amended and restated Plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE F - PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all Plan assets, except those required to meet necessary expenses incurred during the termination period, will be distributed on a pro rata basis based on participants' account balances. Upon Plan termination, all Company contributions would become 100% vested.

NOTE G - REFUNDS

    The Plan approved refunds of $252,121 of excess contributions to highly compensated members in 2001. Refunds were necessary in order to satisfy the actual deferral percentage limitation, the actual contribution percentage limitation and multiple use test under Code section 401(m) for the year ended December 28, 2001. The Code requires these refunds be made prior to the end of the following year. These refunds were made within the first three months after the year end. No such refunds were required for 2000.

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

            SCHEDULE H, LINE 4i - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 28, 2001

        Identity of issuer, borrower, lessor                                                                 Current
  or similar party; description of investment                   Units                  Cost                   value
  -------------------------------------------               -------------         --------------             -------
Fidelity investments*
    Asset Manager                                               177,673                **                  $  2,753,927
    Asset Manager - Growth                                      308,844                **                     4,428,824
    Asset Manager - Income                                       65,399                **                       740,969
    Contrafund                                                  645,165                **                    27,593,725
    Equity-Income Fund                                          635,435                **                    30,990,156
    Intermediate Bond Fund                                    1,658,558                **                    17,116,319
    Magellan Fund                                               956,168                **                    99,651,872
    Overseas Fund                                               215,460                **                     5,907,922
    Puritan Fund                                              2,350,136                **                    41,526,905
    Low-Priced Stock Fund                                       369,554                **                    10,133,159
    Spartan US Equity Index                                     205,931                **                     8,369,038
    Janus Worldwide Fund                                        308,619                **                    13,529,869
    Janus Twenty Fund                                           853,912                **                    32,841,447
    PIMCO High Yield Fund                                       130,428                **                     1,220,807
    Templeton Developing Markets Trust A                         95,886                **                       947,355
    Managed Income Portfolio                                 16,371,771                **                    16,371,771
    Retirement Money Market Portfolio                        51,856,946                **                    51,856,946
    Cash Reserve                                                 48,609                                          48,609
                                                                                                           ------------

                  Total Fidelity investments                                                                366,029,620

Limited partnerships                                            112,479             $1,218,588                1,391,365

Corporate common and preferred stocks
    Fleming Companies, Inc.*                                    908,531               **                     16,807,823

Participant loans* (1)                                                                **                      8,129,341
                                                                                                           ------------

TOTAL                                                                                                      $392,358,149
                                                                                                           ============

*Party in interest

**Cost omitted for participant-directed investments

(1) Participant loans, 6.5% to 11.5%, maturing at various dates through December 2010

The following exhibit has been filed as part of this Form 11-K, and is incorporated herein by reference.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

23.1                    Consent of Grant Thornton LLP

                                   SIGNATURES

FLEMING COMPANIES, INC. MATCHING 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                FLEMING COMPANIES, INC. MATCHING 401(k) PLAN


Date:  June 26, 2002                By  /s/ MATTHEW H. HILDRETH
                                        Matthew H. Hildreth
                                        Member of the Retirement Committee

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION                      METHOD OF FILING
-------                 -----------                      ----------------
23.1           Consent of Grant Thornton LLP       Filed herewith electronically